Exhibit (d)(4)

EXECUTION COPY

December 16, 2014

R. Scott Huennekens

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, CA 92130

Re:	Consulting Agreement

Dear Scott:

This is your CONSULTING AGREEMENT (this “Agreement”) with Clearwater Merger Sub, Inc., a Delaware corporation (the “Company”). It sets forth the terms upon which you will render consulting services to the Company.

1.	Term.

This Agreement is being entered into in connection with and as a condition to the Agreement and Plan of Merger, dated December 16, 2014, among Volcano Corporation, a Delaware corporation (“Volcano”), Philips Holding USA Inc., a Delaware corporation and the Company (such Agreement and Plan of Merger, the “Merger Agreement”). The Agreement shall become effective, and your engagement under this Agreement will begin on the date the merger provided for in the Merger Agreement becomes effective (the “Start Date”) and end at the close of business on the five-month anniversary of the Start Date, unless earlier terminated in accordance with Section 7 (the “Term”).

However, if the Merger Agreement or your employment with Volcano terminates for any reason before the merger occurs, all of the provisions of this Agreement will terminate and there will be no liability of any kind under this Agreement. You agree to remain employed by Volcano until the consummation of the merger contemplated in the Merger Agreement.

2.	Termination of Employment.

As of the Start Date, you shall cease to be an employee of the Company, Volcano and their respective affiliates. In full settlement of the Company’s, Volcano’s and their respective affiliates’ obligations under your Amended and Restated Employment Agreement with Volcano, dated as of February 12, 2014 (the “Employment Agreement”), the Company shall pay or provide to you the amounts and benefits set forth under Section 4(a)(ii) and Section 4(b) of the Employment Agreement, which shall include Cash Severance, less the Pro-Rated Bonus in a single lump sum on the first regular payroll date following the

Severance Commencement Date (“Cash Severance,” “Pro-Rated Bonus” and “Severance Commencement Date,” each as defined in the Employment Agreement). In accordance with Section 4(a)(ii)(1) of the Employment Agreement, the Company (a) shall pay you the Pro-Rated Bonus in a single lump sum at the time such bonus would have otherwise been paid had your employment not terminated (but in no event later than March 15 of the year following the year in which the Start Date occurs); (b) shall pay the applicable COBRA premiums on behalf of you and your eligible dependents in accordance with Section 4(a)(ii)(2) of the Employment Agreement for each month during the 24 month period following the Start Date, commencing with the first such month following the Start Date (the “COBRA Payments”) and (c) provide that to the extent you hold any unvested equity awards as of the Start Date they shall become accelerated and vested as of the Start Date in accordance with Section 4(a)(ii)(3) and Section 4(b) of the Employment Agreement.

For the avoidance of doubt, payment of the Cash Severance, Pro-Rated Bonus and COBRA Payments shall, in accordance with Section 4(a)(ii) of the Employment Agreement, be subject to the effectiveness and irrevocability of the Release as defined in the Employment Agreement. Notwithstanding the termination of the Employment Agreement or the Term of this Agreement, Section 5 of the Employment Agreement shall survive in accordance with its terms which, for the avoidance of doubt, requires your continued compliance with Volcano’s Information and Inventions Agreement and Patent, Copyright and Nondisclosure Agreement.

You acknowledge and agree that upon provision to you of the payments and benefits set forth under Section 4(a)(ii) and Section 4(b) of the Employment Agreement, neither the Company, Volcano nor any of their respective affiliates has any current or future liabilities or obligations in respect of any payment or benefit owed to you under Section 4(a)(ii) or Section 4(b) of the Employment Agreement.

3.	Consulting Services.

You will provide such consulting services to the Company as mutually agreed by you and the Company from time to time (the “Consulting Services”) for the lesser of (a) an average of 20 hours per week during the Term or (b) such level of services that is no greater than 20% of the average level of services you provided to Volcano over the thirty-six (36) month period immediately prior to the Start Date.

You agree to execute and comply with the Company’s General Business Principles which are attached hereto.

4.	Consulting Fee and Expense Reimbursement.

In consideration for agreeing to provide the Consulting Services over the Term, the Company will pay you a fee of $500,000 (your “Consulting Fee”), which will be paid in five equal monthly installments of $100,000. During the Term, at or around each monthly anniversary of the Start Date, you will be required to submit to the Company (a) a bill for the $100,000 monthly fee and (b) a detailed written invoice of the reasonable business expenses incurred by you in connection with the performance of the Consulting Services, and such amounts shall be paid to you within 15 days of submission thereof in accordance with reimbursement for business expenses being paid in accordance with the Company’s reimbursement policies in effect from time to time.

5.	Sole Consideration.

Except as specifically provided herein, you will not be entitled to any compensation or benefits from the Company or its affiliates with respect to the Consulting Services or otherwise and you will not be credited with any service, age or other credit for purposes of eligibility, vesting or benefit accrual under any employee benefit plan of the Company or its affiliates.

6.	Independent Contractor Status.

You acknowledge and the Company agrees that in performing services pursuant to this Agreement you will be acting and shall act at all times as an independent contractor only and not as an employee, agent, partner or joint venturer of or with the Company or its affiliates. Except as provided in Section 2 of this Agreement with respect to the Cash Severance, you acknowledge that you are and shall be solely responsible for the payment of all Federal, state, local and foreign taxes that are required by applicable laws or regulations to be paid with respect to all compensation and benefits payable or provided hereunder (including, without limitation, the Consultant Fees). Further, you understand that you will not be entitled to participate in or accrue benefits under any benefit plan available to employees of the Company.

7.	Termination of Agreement.

The Company may terminate this Agreement and your services to the Company during the Term with or without Cause (as defined below) at any time. You may not terminate this Agreement for any reason other than death.

1.	Termination for Cause or Death.

Upon a termination of your services by the Company for Cause or as a result of death, the Company shall have no further obligation under this Agreement and, for the avoidance of doubt, shall not be required to pay to you any further Consultant Fees.

2.	Termination without Cause.

Upon a termination of your services by the Company without Cause, the Company shall pay to you the unpaid Consultant Fees you would have received had you continued to perform the Consultant Services for the remainder of the Term, with such payment made in a single lump sum no later than 15 days after your termination in accordance with this Section 7.

3.	Cause Definition.

“Cause” means (A) your continued failure to substantially perform your services with the Company pursuant to Section 3 of this Agreement after the Company delivers to you a written demand for substantial performance or (B) your engaging in misconduct which is injurious to the Company or its subsidiaries or affiliates financially, reputationally or otherwise.

8.	Extension of Term

Upon the expiration of the Term, you and the Company may agree to extend the period during which you provide Consulting Services to the Company for a monthly Consulting Fee of $100,000, with such other terms of the consulting relationship as may mutually be agreed from time to time.

9.	Proprietary Information

1. Definition. “Proprietary Information” means confidential or proprietary information, knowledge or data concerning (i) the Company or its affiliates businesses, strategies, operations, financial affairs, organizational matters, personnel matters, budgets, business plans, marketing plans, studies, policies, procedures, products, ideas, processes, software systems, trade secrets and technical know-how, (ii) any other matter relating to the Company or its affiliates and (iii) any matter relating to clients of the Company or its affiliates or other third parties having relationships with the Company or its affiliates. Proprietary Information includes (i) information regarding any aspect of your tenure as a consultant of the Company or the termination of your engagement under this Agreement, (ii) the names, addresses, and phone numbers and other information concerning clients and prospective clients of the Company or its affiliates, information and materials concerning the personal affairs of employees of the Company or its affiliates. In addition, Proprietary Information may include information furnished to you orally or in writing (whatever the form or storage medium) or gathered by inspection, in each case before or after the date of this Agreement. However, Proprietary Information does not include information (i) that was or becomes generally available to the public, other than as a result of a disclosure by you, directly or indirectly, or (ii) that you can establish was independently developed by you without reference to any Proprietary Information.

2. Use and Disclosure. You will obtain or create Proprietary Information in the course of your involvement in the Company’s or its affiliate’s activities and may already have Proprietary Information. You agree that the Proprietary Information is the exclusive property of the Company, and that, during the Term, you will use and disclose Proprietary Information only for the Company’s benefit and in accordance with any restrictions placed on its use or disclosure by the Company. After the Term, you will not use or disclose any Proprietary Information. In addition, nothing in this Agreement will operate to weaken or waive any rights that the Company may have under statutory or common law, or any other agreement, to the protection of trade secrets, confidential business information and other confidential information.

3. Limitations. Nothing in this Agreement prohibits you from providing truthful testimony or information concerning the Company to governmental,

regulatory or self-regulatory authorities or otherwise as required by law. Also, the parties (and their respective employees, representatives and agents) may disclose to any and all persons, without any limitation of any kind, the tax treatment and tax structure of this Agreement and all materials of any kind (including opinions and other tax analysis) that are provided to either party related to such tax treatment and structure.

10.	No Public Statements or Disparagement

You agree, for yourself and others acting on your behalf, that you (and they) will not intentionally disparage publicly, or make negative public statements about the Company or any of its incumbent or former officers, directors, agents, consultants, employees, successors and assigns. Nothing in this provision shall prohibit you or any representative of the Company from testifying truthfully in response to a subpoena or other lawfully issued legal process.

11.	Disputes

This Section 11 applies to any controversy or claim between you and the Company or its affiliates arising out of or relating to or concerning this Agreement or any aspect of your Consulting Services (together, a “Consulting Dispute”).

Subject to the provisions of this Section 11, any Consulting Dispute will be finally settled by arbitration in the County of San Diego administered by the American Arbitration Association under its Commercial Arbitration Rules then in effect. However, the rules will be modified in the following ways: (i) the decision must not be a compromise but must be the adoption of the submission by one of the parties, (ii) each arbitrator will agree to treat as confidential evidence and other information presented, (iii) a decision must be rendered within 15 business days of the parties’ closing statements or submission of post-hearing briefs and (iv) the arbitration will be conducted before a panel of three arbitrators, one selected by you within 10 days of the commencement of arbitration, one selected by the Company in the same period and the third selected jointly by these arbitrators (or, if they are unable to agree on an arbitrator within 20 days of the commencement of arbitration, the third arbitrator will be appointed by the American Arbitration Association).

You and the Company agree that there will be no punitive damages payable as a result of any Consulting Dispute and agree not to request punitive damages. The arbitrator may award attorney’s fees and costs of the arbitration to the prevailing party.

You or the Company may bring an action or special proceeding in a state or federal court of competent jurisdiction sitting in the County of San Diego to enforce any arbitration award under this Section 11.

You and the Company irrevocably submit to the exclusive jurisdiction of any state or federal court located in the County of San Diego over any Consulting Dispute that is not otherwise arbitrated or resolved according to Section 11. Each of us hereby waives, and agrees not to assert, as a defense that either of us, as appropriate, is not subject thereto or that the venue thereof may not be appropriate. We each hereby agree that mailing of process or other papers in connection with any such action or proceeding in any manner as may be permitted by law shall be valid and sufficient service thereof.

To the extent permitted by law, you and the Company waive any and all rights to a jury trial with respect to any Consulting Dispute.

This Agreement will be governed by and construed in accordance with the law of the State of California.

12.	General Provisions.

The Company may withhold from any payment due hereunder any taxes that are required to be withheld under any law, rule or regulation.

The parties agree that this Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder (“Section 409A”) or an exemption from Section 409A. In the event that after execution of this Agreement either party makes a determination inconsistent with the preceding sentence, it shall promptly notify the other party of the basis for its determination. The parties agree to renegotiate in good faith the terms of this Agreement if you determine that this Agreement as structured would have adverse tax consequences to you. Notwithstanding anything in this Agreement to the contrary, if you are a “specified employee” as described in Section 409A and the Treasury Regulations thereunder, and any amount to which you would otherwise be entitled during the first six months following your separation of service that constitutes nonqualified deferred compensation within the meaning of Section 409A and that is therefore not exempt from Section 409A as involuntary separation pay or a short-term deferral, will be accumulated and paid (without interest) on the first business day of the seventh month following the date of your separation from service. For purposes of this Agreement, each amount to be paid or benefit to be provided hereunder shall be construed as a separate identified payment for purposes of Section 409A. The termination of your employment pursuant to Section 2 of this Agreement is intended to be a “separation from service” for purposes of Section 409A and will be treated as such by the parties. With respect to any reimbursements or other in-kind benefits provided to you (i) all such expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by you, (ii) any right to such reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (iii) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

This Agreement is personal to you and without the prior written consent of the Company shall not be assignable by you otherwise than by will or the laws of descent and distribution. The Company may assign this Agreement to any of its affiliates at any time, provided that the Company shall remain jointly liable for the obligations of any assignee hereunder. This Agreement shall inure to the benefit of and be enforceable by your legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

Except as otherwise provided, this Agreement contains the entire agreement between the parties concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, express or implied, between the parties with respect thereto. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. It is the parties’ intention that this Agreement not be construed more strictly with regard to you or the Company.

13.	Acknowledgement.

YOU ACKNOWLEDGE THAT YOU HAVE HAD THE OPPORTUNITY TO CONSULT LEGAL COUNSEL CONCERNING THIS AGREEMENT, THAT YOU HAVE READ AND UNDERSTAND THIS AGREEMENT, THAT YOU ARE FULLY AWARE OF THIS AGREEMENT’S LEGAL EFFECT, AND THAT YOU HAVE ENTERED INTO THIS AGREEMENT FREELY BASED ON YOUR OWN JUDGMENT AND NOT ON ANY REPRESENTATION OR PROMISES OTHER THAN THOSE CONTAINED IN THIS AGREEMENT.

Clearwater Merger Sub, Inc.

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Vice President

Accepted and Agreed as of the date hereof

/s/ R. Scott Huennekens
R. Scott Huennekens

[Signature Page to R. Scott Huennekens Consulting Agreement]